TAMBORIL CIGAR COMPANY
A Delaware Corporation

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF OUR STOCKHOLDERS IS REQUIRED IN CONNECTION
WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED
AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

We are sending this Information Statement to all record stockholders of Tamboril Cigar Company because Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder require us to give you not less than 10-days notice that a newly appointed board of directors will assume control of our company on February 2, 2004. The planned mailing date for this Information Statement is January 19, 2004.

On December 31, 2003, we acquired a substantial majority of the outstanding common stock and convertible debt of Axion Power Corporation ("Axion"), a Canadian corporation that is engaged in research and development on a nanotechnology enabled hybrid electrochemical storage battery that we refer to as the E^3Cell. This transaction gave us voting control over Axion. Nine days later, we acquired the balance of Axion's outstanding securities, together with the patents and other intellectual property that form the basis for the E^3Cell technology. The Axion transactions were structured as an integrated reverse takeover, which means that the transferors of the Axion's securities obtained voting control over our company on December 31, 2003, and the level of voting control increased when we acquired the balance of Axion's securities and the E^3Cell technology on January 9, 2004.

Pursuant to the Axion agreement, our board of directors increased the number of seats on the board to three and then appointed Kirk Tierney, the president of Axion, to fill the vacant position. Concurrently, Ms. Fonner resigned as our president and Mr. Tierney was appointed to serve as her successor. On January 15, 2004, we filed a Current Report on Form 8-K that provides detailed information on the terms of the Axion transaction and the future business of our company. Copies of that Current Report, without exhibits, accompany this Information Statement.

YOU ARE ENCOURAGED TO CAREFULLY REVIEW
THE ENCLOSED CURRENT REPORT ON FORM 8-K

On February 2, 2004, our board of directors will increase the number of seats on the board to six, and appoint Dr. Igor Filipenko and Messrs. Robert Averill, Thomas Granville, Glenn Patterson and Joseph Souccar as additional directors. The new directors will serve until our next stockholders' meeting, which is tentatively scheduled for early May. When the new directors have accepted their appointments, Sally Fonner will resign from our board of directors. Thereafter, six of our seven board members will be persons selected by Axion.

From and after February 2, 2003, our board of directors will consist of the seven individuals identified in the following table who will serve until our next stockholders meeting.

Name	Age	Positions
Kirk Tierney	50	President and Director
John L. Petersen	52	Chief Financial Officer and Director
Dr. Igor Filipenko	40	Director Designee
Robert G. Averill	63	Director Designee
Glenn Patterson	50	Director Designee
Thomas Granville	59	Director Designee
Joseph Souccar	70	Director Designee

Biographical information on our current officers and directors and the five director designees can be found beginning on page 4 of this Information Statement.

CHANGE IN VOTING CONTROL

We had 30,000,000 shares of common stock and no other securities outstanding on December 31, 2003, immediately prior to the first closing of the Axion transactions. In connection with the Axion transactions:

- Axion's founders and noteholders transferred their rights to 4,040,000 Axion shares and $1,500,000 in convertible notes to us for 50,853,360 shares of common stock and 9,733,360 "investor warrants;"

- C and T Co. Incorporated ("C&T"), the original developer of the E^3Cell technology, bought 20 million shares of our outstanding common stock from two of our principal stockholders for $200,000 and then distributed those shares to its stockholders;

- C&T transferred all of its right title and interest in the E^3Cell technology to our company in exchange for 25,000,000 "capital warrants" and then distributed those warrants to its stockholders;

- An affiliate of C&T purchased 3,733,336 shares of common stock and 3,733,336 investor warrants for $400,000;

- We issued 117,239,736 shares of common stock to an irrevocable trust for the benefit of the stockholders of Mega-C Power Corporation in recognition of their potential equitable claims to an interest in the E^3Cell technology;

- We settled $484,123 in accrued compensation and other related party debt that our company owed to Ms. Fonner and Mr. Petersen by issuing 3,731,462 capital warrants.

- We adopted an incentive stock plan for our employees that will, subject to formal stockholder approval, permit us to issue options and other stock incentives for up to 15,000,000 shares of common stock; and

- We granted a two-year option to purchase 3,027,397 shares of common stock to our securities counsel and interim chief financial officer as partial compensation for post closing services.

The investor warrants are valid for one-year. A total of 10,666,696 investor warrants will be exercisable at a price $.125 per share until June 30, 2004, and then $.1875 per share until they expire on December 31, 2004. The remaining 2,800,000 investor warrants will be exercisable at a price $.1875 per share until June 30, 2004, and then $.25 per share until they expire on December 31, 2004. The capital warrants and stock options are all valid for two-years and exercisable at a price of $.125 per share.

At the date of this Information Statement, Axion is a wholly owned subsidiary of our company and we are the sole beneficial owner of our E^3Cell technology. We have no duty to pay any royalties or license fees with respect to the future commercialization of the E^3Cell technology. The terms of the Axion transactions were negotiated based on the respective opinions of the parties as to the relative values of the two constituent companies. Prior to the Axion transaction, there was no direct or indirect ownership or other relationship between our company and Axion, or between any of our respective officers, directors or affiliates.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

We have 201,826,432 common shares outstanding on the date of this Information Statement. We also have 13,466,696 investor warrants, 28,731,462 capital warrants and 3,027,397 stock options outstanding, all of which are presently exercisable. The table on the following page contains information on the ownership of our common stock and stock purchase rights by (i) each person who is known to be the beneficial owner of at least five percent of our common stock; (ii) all current directors and executive officers of our company; (iii) persons who will be appointed to our board of directors on February 2, 2004; (iv) the current directors and executive officers of our company as a group; and (v) the future directors and executive officers of our company as a group.

	Shares Owned	Capital Warrants	Investor Warrants	Stock Options	Total Ownership	Ownership Percentage
Mega-C Shareholders Trust (1)(2)	117,239,736				117,239,736	58.09%
Igor Filipenko (3)(4)(5)	12,853,336	7,000,000	3,733,336		23,586,672	11.10%
Robert Averill (3)(5)	7,253,336		2,133,336		9,386,672	4.60%
Glenn Patterson (3)(5)(6)	6,533,336		2,133,336		8,666,672	4.25%
Thomas Granville (3)(5)	5,226,672		1,066,672		6,293,344	3.10%
John Petersen (7)	521,680	1,865,731		3,027,397	5,414,808	2.62%
Joseph Souccar (3)(5)	3,520,000				3,520,000	1.74%
Sally Fonner (8)	521,680	1,865,731			2,387,411	1.17%
Kirk Tierney (3)(9)	720,000				720,000	0.36%
Current directors and officers as a group (3 persons) (10)	1,763,360	3,731,462		3,027,397	8,522,219	4.09%
Future directors and officers as a group (7 persons) (11)	36,628,360	8,865,731	9,066,680	3,027,397	57,588,168	25.85%

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(1) c/o Benjamin Rubin, Esq., trustee, 229 Russell Hill Road, Toronto, Ontario, Canada M4V 2T3
(2) The trustee will not exercise independent voting authority with respect to the trust shares. Instead he will vote the trust shares in proportion to the votes actually cast by the other stockholders of our company.
(3) 100 Caster Avenue, Vaughan, Ontario, Canada L4L 5Y9.
(4) Includes 3,733,336 shares of common stock and 3,733,336 investor warrants held by Turitella Corporation, a company controlled by Dr. Filipenko.
(5) Excludes shares in the Mega-C Shareholders trust that may be distributable to our officers and directors.
(6) Includes 2,933,336 shares of common stock and 2,133,336 investor warrants held by HAP Investments LLC, a company controlled by Mr. Patterson
(7) Chateau de Barberêche, Switzerland 1783 Barberêche
(8) 1268 Bayshore Boulevard, Dunedin, Florida 34698.
(9) The shares held by Mr. Tierney are subject to partial forfeiture if he resigns his position as president of our company within the next year.
(10) The three current directors and officers of our company are Ms. Fonner and Messrs. Petersen and Tierney.
(11) The seven future directors and officers of our company are Dr. Filipenko and Messrs. Averill, Patterson, Granville, Petersen, Souccar and Tierney.

The stock held in the Mega-C Shareholders trust will not be distributed by the trustee or sold for the account of trust beneficiaries until:

- Our beta testing is complete;

- Certain pending lawsuits have been resolved; and

- The shares have been registered for distribution or resale under the Securities Act of 1933 and the Securities Act (Ontario).

A detailed discussion of the origin, purpose and operating mechanics of the Mega-C Shareholders trust is included in our Current Report on Form 8-K. Our company is not a party to any pending litigation.

There are no agreements, arrangements or understandings that will result in a change in voting control at any time in the foreseeable future.

MANAGEMENT

Current officers and directors

The following paragraphs present certain biographical information on the current officers and directors of our company.

T. Kirk Tierney was selected by Axion to serve as our president and as a member of our board of directors on December 31, 2003. Mr. Tierney also serves as the chief operating officer of Axion, a position he has held since October 2003, and as operations manager of Mega-C, a position he has held since June 2003. Previously, he was employed for 10 years as the general manager of Spark Innovations82, an award-winning engineering design and venture management firm based in Toronto. In that capacity, Mr. Tierney participated in the development of new products and ventures for clients that ranged from Fortune 500 companies to raw start-ups. Previously Mr. Tierney served as Vice President of Technology for Northern Technologies and Vice President of Research and Development for Lanpar Technologies. Over the course of his career, Mr. Tierney has founded and managed diverse technical operations including digital electronics and software development groups, application support and technical sales groups, technical training schools, scientific-computing groups, and network application groups.

John L. Petersen has served as our chief financial officer and as a member of our board of directors since February 3, 2003. While he has agreed to continue as a director of our company and as our interim chief financial officer pending the recruitment of a suitable successor, Mr. Petersen is not a full-time employee of our company and is not required to devote any specific amount of time to our business. Mr. Petersen has been principally engaged in the practice of law for 22 years and has lived in Switzerland since January 1998. He is a member of the Texas Bar Association and practices in the fields of securities and corporate law where he focuses on the needs of entrepreneurial companies. Since April 1999, Mr. Petersen has been a partner in the law firm of Petersen & Fefer, Barberêche, Switzerland. From January 1995 to April 1999, he was a self-employed solo practitioner in Houston, Texas and Barberêche, Switzerland. Mr. Petersen is a 1976 graduate of the College of Business Administration at Arizona State University and a 1979 graduate of the Notre Dame Law School. Mr. Petersen was admitted to the State Bar of Texas in May 1980 and received his license to practice as a Certified Public Accountant in March 1981.

Sally A. Fonner served as our president from February 3, 2003 until December 31, 2003. She has also served as a member of our board of directors since February 3, 2003. Ms. Fonner will resign her position as a member of the board when the director designees are seated on February 2, 2004. Ms. Fonner graduated from Stephens University in 1969 with a Bachelor of Arts in Social Systems. After a stint in the private sector, she returned to further her education and earned her MBA degree from the Executive Program of the University of Illinois in 1979. During the past five years Ms. Fonner has served as an officer and director and managed the business affairs of five inactive and insolvent public companies that ultimately engaged in business combination transactions with privately held companies. The following table identifies the five public companies that have been managed by Ms. Fonner during the last five years and provides summary information on the time periods for which she served as an officer and director.

New director designees

The following paragraphs present certain biographical information on the persons selected by Axion to serve as directors of our company

Dr. Igor Filipenko will become a director of our company on February 2, 2004. Dr. Filipenko serves as the president of C and T Co. Incorporated, a position he has held since 1997 when he co-founded the company. C&T is the original developer of the E^3Cell technology and is principally responsible for our ongoing research, development and product testing functions. In addition to his duties as president of C&T, Dr. Filipenko is actively involved in a number of other businesses, including VIK and VIK Systems, a pair of Ukrainian companies that are involved in refractory products manufacturing, export of metal production, and import of magnesite powder; Oledo Associated S.A., VIK Oil and Vostok Energiya, a group of Ukrainian companies that are engaged in petroleum refining and the import-export, wholesale and retail trading of petroleum products; and Laser Plus, an ophthalmologic clinic located in Donetsk, Ukraine. Dr. Filipenko is a 1986 graduate of Donetsk Medical University, Ukraine.

Robert G. Averill will become a director of our company on February 2, 2004. Mr. Averill is principally involved in personal investments. He serves as a director of Implex Corp., a New Jersey based developer and manufacturer of orthopedic implant devices that he co-founded in 1991 and was recently sold to Zimmer Holdings, Inc. From 1978 to 1991 Mr. Averill held a variety of executive positions with Osteonics Corp., a developer and manufacturer of orthopedic devices that he co-founded in 1978 and ultimately sold to Stryker Corporation. From 1971 to 1977, Mr. Averill served as a director and held a variety of executive positions with Meditech Inc., a company that developed, manufactured and marketed orthopedic implant devices that he co-founded in 1971 and was sold to 3M Corporation in 1975. Mr. Averill holds 28 patents on a variety of orthopedic medical devices and materials and he is the co-author of several publications in the field of orthopedics. Mr. Averill graduated from the Newark College of Engineering (BS-mechanical engineering) in 1962 and subsequently returned to earn a second degree from the Newark College of Engineering in 1966 (MS-engineering management).

Glenn Patterson will become a director of our company on February 2, 2004. Mr. Patterson also serves as the president of Oregon Electric Group, an industrial and commercial electrical and technology services contractor based in Portland, Oregon. During Mr. Patterson's tenure as president, Oregon Electric has grown from $16 million in sales in 1994 to $127 million in sales in 2000. In November 2001, Oregon Electric was sold to Montana-Dakota Resources, a major electrical power generating and distribution company with operations in 40 states. Mr. Patterson graduated summa cum laude from Willamette University (BS-Economics) in 1975.

Thomas Granville will become a director of our company on February 2, 2004. For the last 17 years, Mr. Granville has served as the president of Gallagher Elevator Company, a New York company that specializes in the installation and maintenance of elevators, escalators, moving walkways and other building transportation products. Mr. Granville was certified by the International Union of Elevator Constructors in 1969 and served for 10 years as the president of National Elevator Industry Inc., a trade association that represents elevator manufacturers and contractors. Mr. Granville also serves as the general partner of a number of real estate partnerships that own multi-family housing and commercial real estate. Mr. Granville previously served as the managing partner of a cable television company that was sold Com Cast. Mr. Granville is a 1967 graduate of Canisus College (BA-Business Administration).

Joseph Souccar will become a director of our company on February 2, 2004. Mr. Souccar has been retired since 1988, but he has been employed part-time since 1992 as a partner in Cruising France LLC, a company involved in the luxury cruise business. From 1973 through 1988, Mr. Souccar served as the chief executive officer and chairman of CB Pak Ltd., a Canadian company that he took public in 1975. From 1980 through 1985, Mr. Souccar also served as the chief executive officer and chairman of Diamond-Bathurst Inc. a glass recycling concern that he took public in 1982 and sold to Anchor Glass in 1985. Previously, Mr. Souccar served as the president of Atlas Steels International and Atlas Steels Australia, and was employed as a Management Consultant for Touche Ross & Co. Over the course of his career, Mr. Souccar has been responsible for negotiating and managing merger and acquisition transaction with a total value of over $1 billion. Mr. Souccar is a 1954 graduate of the University of Leeds (BS-Electrical Engineering) and a 1959 graduate of the University of Western Ontario (MBA).

Board Structure

Our by-laws provide that the board of directors will consist of seven members, however we have not had seven directors since early 1999. Our board currently has three members and will be expanded to seven members on February 2, 2004. We do not presently have standing audit, nominating or compensation committees. Over the next three months, we intend to adopt and implement corporate governance standards, procedures and systems that will comply with the requirements of the Exchange Act and facilitate our future efforts to obtain a Nasdaq or Amex listing for our common stock.

Board Of Directors Meetings

During the year ended December 31, 2003, our board of directors held one meeting that was attended by both members. In addition, our board of directors consented in writing to four additional corporate actions.

Indemnification of Officers and Directors

Our Certificate of Incorporation requires our company to indemnify our officers and directors against liability for monetary damages for breach or alleged breach of their duties as officers or directors, other than in cases of fraud or other willful misconduct. Our bylaws provide that we will indemnify our officers and directors to the maximum extent permitted by Delaware law. In addition, our bylaws provide that we will advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

In addition, our Certificate of Incorporation expressly provides that our directors will not be liable to our company or our stockholders for monetary damages arising from a breach of their fiduciary duty as directors unless the damages arise from:

- A breach of a director's duty of loyalty to our company and our stockholders;

- A breach involving bad faith acts and omissions, intentional misconduct or a knowing violation of law;

- An unlawful dividend payment or improper redemption of our stock; or

- A transaction that confers an improper personal benefit on the director.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing, we have been advised that the SEC believes such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on a review of the Forms 3, 4, and 5 submitted to us during the year ended December 31, 2003, we have determined that Ashley Bolt & Co. Ltd, a former principal stockholder of our company, failed to file a Form 4 to report its sale of 4,400,000 shares of our common stock and 33,337 shares of our preferred stock in January 2003. Except as set forth above, we are not aware of any director, officer or beneficial owner of more than 10% of any class of our equity securities that failed to file the forms required by Section 16(a) on a timely basis.

Executive Compensation

The following table summarizes the cash compensation we paid to our executive officers during the last three years. Due to our limited financial resources, our company did not pay any fixed cash salaries to our officers. We did, however, make limited cash payments to our officers for specific services rendered by them. We also accrued compensation liabilities for other services provided by our officers. Our executive officers did not receive any long-term compensation, stock options or stock appreciation rights for their services as officers of our company.

Name	Position	Year	Total Cash Compensation	Total Accrued Compensation
Sally Fonner	CEO	2003	$12,000	$125,500 (1)
John Petersen	CFO	2003	$40,000	$152,500 (2)
Alan Goldberg	President	2002	$17,500	
		2001	$20,000	

_____

(1) Represents $12,500 per month in accrued compensation from February 3 to December 31, 2003, reduced by $12,000 in cash payments.
(2) Represents $7,500 per month in accrued compensation from February 3 to June 30, 2003; $12,500 per month in accrued compensation from July 1 to December 31, 2003 and $80,000 in legal fees, reduced by $40,000 in cash payments.

In connection with the Axion transaction, Ms. Fonner and Mr. Petersen each received 1,865,731 capital warrants in full and final settlement of their accrued compensation claims and their respective interests in $206,123 of related party advances from our former principal stockholders.

We did not have any employee benefits plans at any time during the last three years. No stock options or long-term incentive awards were issued to any officer as compensation for services during the last three years.

Incentive stock plan

Subject to stockholder approval at our next annual meeting, the board of directors has adopted an incentive stock plan for the benefit of our employees. Under the terms of the plan, we are authorized to grant incentive awards for up to 15,000,000 shares of common stock. No incentive awards are outstanding at the date of this Information Statement.

Our board will administer the incentive stock plan until a compensation committee is appointed. Thereafter, the compensation committee will administer the plan. The committee will decide which employees will receive incentive awards, the type of award to be granted and the number of shares covered by the award. The committee will also determine the exercise prices, expiration dates and other features of awards. The committee will be authorized to interpret the terms of the plan and to adopt any administrative procedures it deems necessary. All decisions of the committee will be binding on all parties. We will indemnify each member of the committee for good faith actions taken in connection with the administration of the plan.

The plan provides for the grant of incentive awards to full-time employees of our company who are not eligible to receive awards under the terms of their employment contract or another specialty plan. Except for the requirement that all participants be full-time employees, the committee will have absolute discretion in deciding who will receive awards and the terms of such awards. The plan authorizes a variety of incentive awards including incentive stock options, non-qualified stock options, shares of restricted stock, shares of phantom stock and stock bonuses. In addition, the plan authorizes the payment of cash bonuses when an employee is required to recognize income for federal income tax purposes because of the vesting of shares of restricted stock or the grant of a stock bonus.

The exercise price of incentive stock options must be equal to the fair market value of such shares on the date of the grant or, in the case of incentive stock options granted to the holder of more than 10% of our common stock, at least 110% of the fair market value of such shares on the date of the grant. The maximum exercise period for incentive stock options is ten years from the date of grant, or five years in the case of an individual owning more than 10% of our common stock. The aggregate fair market value determined at the date of the option grant, of shares with respect to which incentive stock options are exercisable for the first time by the holder of the option during any calendar year, shall not exceed $100,000.

The committee may adopt administrative amendments to the plan without stockholder consent. However, the committee may not, increase the number of shares subject to the plan; materially increase the benefits accruing to holders of incentive awards; or materially modify the eligibility requirements.

<center>**CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS**</center>

We have entered into a research and development project management agreement with C&T. Under this agreement, we are required to pay all of the direct costs and expenses associated with our research and development activities. These direct charges include but are not limited to the reasonable equipment, material, travel and employee costs actually incurred by C&T in connection with our activities. In addition to the direct costs, we pay C&T a management surcharge equal to 50% of the salaries and bonuses paid to members of the C&T technical staff who are assigned to work on our project. Our aggregate monthly costs under the project management agreement are approximately $200,000 at the date of this Information Statement and we expect those costs to increase as we commence beta testing. We believe that the terms of the C&T project management agreement are comparable to, or better than, the terms we could obtain from an unaffiliated party with comparable staff.

In connection with the Axion transaction, C&T purchased 20 million shares of our outstanding common stock from Ms. Fonner and Mr. Petersen for $200,000 and then distributed those shares to its stockholders.

John L. Petersen is a director of our company and has agreed to serve as our interim chief financial officer pending the recruitment of a suitable successor. Mr. Petersen is also a partner in the law firm of Petersen & Fefer, which serves as our securities counsel. As partial compensation for services rendered as our securities counsel, the law firm of Petersen & Fefer will be entitled to receive cash fees in excess of $90,000 per year. The firm has also been granted a two-year option to purchase 3,027,397 shares of our common stock at a price of $.125 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by all of its officers and directors.

TAMBORIL CIGAR COMPANY

By: _____/s/_____
     Kirk Tierney
     President and Director

By: _____/s/_____
     John L. Petersen
     Interim Chief Financial Officer and Director

By: _____/s/_____
     Sally A. Fonner
     Director